UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2020

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Fourth-Quarter and Full-Year 2019 Results,” dated February 11, 2020.

Exhibit

1.	Press Release dated February 11, 2020

Textainer Group Holdings Limited

Reports Fourth-Quarter and Full-Year 2019 Results

HAMILTON, Bermuda – (PRNewswire) – February 11, 2020 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the fourth-quarter and full-year ended December 31, 2019.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD		Full-Year
	Q4 2019	Q3 2019	2019	2018
Lease rental income (1)	$151,555	$155,848	$619,760	$612,704
Gain on sale of owned fleet containers, net	$3,134	$6,092	$21,397	$36,071
Income from operations	$64,579	$53,487	$222,684	$194,426
Net income attributable to Textainer Group Holdings Limited common shareholders	$28,782	$10,578	$56,724	$50,378
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.50	$0.18	$0.99	$0.88
Adjusted net income (2)	$10,977	$12,950	$55,375	$51,471
Adjusted net income per diluted common share (2)	$0.19	$0.22	$0.96	$0.90
Adjusted EBITDA (2)	$113,187	$118,254	$464,315	$443,090
Average fleet utilization	96.4%	97.3%	97.4%	98.1%
Total fleet size at end of period (TEU)	3,500,812	3,557,466	3,500,812	3,354,724
Owned percentage of total fleet at end of period	85.4%	80.7%	85.4%	78.9%

(1)

“Lease rental income” includes both owned and managed fleet lease rental income. Q3 2019 amount has been adjusted to include a $1,183 reclassification from trading container sales proceeds, with no effect on the income from operations, net income and adjusted net income.

(2)

“Adjusted net income” and “Adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in section “Reconciliation of GAAP financial measures to non-GAAP financial measures” below. Section “Reconciliation of GAAP financial measures to non-GAAP financial measures” provides certain qualifications and limitations on the use of Non-GAAP Measures.

•

Net income of $28.8 million for the fourth quarter and $56.7 million for the full year. These figures include a $14.0 million gain recorded during the fourth quarter related to a cash distribution from the Hanjin bankruptcy estate;

•

Adjusted net income of $11.0 million for the fourth quarter, or $0.19 per diluted common share, as compared to $13.0 million, or $0.22 per diluted common share in the third quarter of 2019. Adjusted net income of $55.4 million for the full year, or $0.96 per diluted common share, as compared to $51.5 million, or $0.90 per diluted common share in the prior year;

•

Adjusted EBITDA of $113.2 million for the fourth quarter, as compared to $118.3 million in the third quarter of 2019. Adjusted EBITDA of $464.3 million for the full year, as compared to $443.1 million in the prior year;

•	Utilization averaged 96.4% for the fourth quarter, as compared to 97.3% for the third quarter of 2019. Utilization averaged 97.4% for the full year, as compared to 98.1% for the prior year;
•

Container investments of approximately $28 million during the fourth quarter, for a total of $739 million for the full year. In addition, we also acquired a container investment company named Leased Assets Pool Company Limited (“LAPCO”) on December 31, 2019. LAPCO’s assets consisted primarily of approximately 165,000 TEU of containers previously part of our managed fleet;

•

Repurchased approximately 638,000 shares and 879,000 shares of common stock during the fourth quarter and the full year, respectively, under the share repurchase program authorized on August 29, 2019; and

•	Commenced a secondary, or dual, listing of Textainer’s common shares on the Main Board of the Johannesburg Stock Exchange (“JSE”) on December 11, 2019.

“Textainer achieved solid results in a challenging operating environment, delivering stable lease rental income of $619.8 million, Adjusted EBITDA growth of 4.8%, and adjusted net income growth of 7.6% during the full year 2019.  We leased out over 400,000 TEU during the year, most of which was new production leased at attractive yields with double-digit returns related to specific market opportunities captured earlier in the year. Average utilization for the year remained high at 97.4%, and at year-end, we owned approximately 85.4% of the total fleet, which stood at 3.5 million TEU,” stated Olivier Ghesquiere, President and Chief Executive Officer of Textainer Group Holdings Limited.

Ghesquiere continued, “While we are pleased with our performance for the year, our fourth quarter results reflect the continued atypical lull in market activity.  Accordingly, fourth quarter lease rental income of $151.6 million, adjusted EBITDA of $113.2 million, and adjusted net income of $11.0 million all decreased modestly as compared to the third quarter.”

Ghesquiere concluded, “We believe the market is poised to turnaround in the second half of the year, driven by an expected return of seasonal demand, as most elements of our business remain positive. Favorable fundamentals include low turn-in activity, high utilization, reasonable inventory levels, and a recent increase in container prices. We remain focused on improving our business to be best-in-class through our cost control initiatives and other efficiency investments such as improvements in our IT systems and continued optimization of our capital structure.”

Fourth-Quarter and Full-Year Results

Lease rental income decreased $4.3 million from the third quarter of 2019, largely due to a decrease in utilization and fleet size. Lease rental income for the year increased $7.1 million from 2018, largely due to an increase in fleet size, partially offset by lower utilization and average rental rates.

Trading container margin increased $0.8 million from the third quarter of 2019 and for the year increased $3.9 million from 2018, due to an increase in sales volume, partially offset by a reduction in per unit margin.

Gain on sale of owned fleet containers, net, decreased $3.0 million from the third quarter of 2019 and for the year decreased $14.7 million from 2018, driven by a reduction in the average gain per container sold and a slight decrease in the number of containers sold.  While average gains per container sold decreased, the resale container price environment still remains favorable.

Direct container expense – owned fleet was flat from the third quarter of 2019 in spite of a slight decrease in utilization. Direct container expense – owned fleet for the year decreased $8.0 million from 2018, resulting from a reduction in repositioning expense, maintenance expense and military sublease expense, partially offset by higher storage costs from lower utilization.

Depreciation expense decreased $1.5 million compared to the third quarter of 2019. Depreciation expense for the year increased $10.9 million from 2018, primarily due to an increase in the size of our owned depreciable fleet.

General and administrative expense was flat from the third quarter of 2019. General and administrative expense for the year decreased $6.2 million from 2018 mainly due to a decrease in compensation costs. The third quarter of 2018 included $2.4 million in costs associated with departing senior executive personnel.

Bad debt recovery was $0.6 million in the fourth quarter of 2019, primarily due to the improved financial conditions for certain lessees. Bad debt expense for the year was $2.0 million, which included $2.9 million to fully reserve for a non-performing lessee in 2019.

Gain on insurance recovery and legal settlement for 2019 and 2018 amounted to $14.9 million and $8.7 million, respectively. The 2019 figure includes a $14.0 million cash distribution from the Hanjin bankruptcy estate received during the fourth quarter of 2019. The 2018 figures include an insurance settlement associated with the Hanjin bankruptcy for insurable costs including primarily unrecovered containers and incurred container recovery costs, net of the insurance deductible.

Gain on settlement of pre-existing management agreement for 2019 amounted to $1.8 million which related to the termination of the container management agreement in conjunction with our acquisition of LAPCO.

Interest expense decreased $2.5 million compared to the third quarter of 2019, primarily due to a decrease in interest rates. Interest expense for the year increased $14.8 million from 2018, primarily due to a higher average debt balance, partially offset by a decrease in interest rates. Realized (loss) gain on derivative instruments, net, changed from a $0.2 million gain in the third quarter of 2019 to a $0.8 million loss in the fourth quarter of 2019. Realized gain on derivative instruments, net, for the year decreased $3.3 million from 2018. The change from gain to loss in the quarter and the decrease in gain in 2019 was primarily due to a decrease in interest rates.

Unrealized gain (loss) on derivative instruments, net, was a gain of $2.9 million for the fourth quarter of 2019 and a loss of $15.4 million for the year, resulting from an increase and a decrease, respectively, in the forward LIBOR curve at the end of the respective period end which increased and reduced, respectively, the fair value of the current interest rate derivatives. Textainer uses interest rate derivatives to manage interest rate risk and intends to hold these derivatives until maturity. Changes in the fair value of derivatives result in non-cash adjustments to their carrying value that get recorded through net income for the portion of our derivatives not designated under hedge accounting at their inception.

Conference Call and Webcast

A conference call to discuss the financial results for the fourth quarter and full year 2019 will be held at 5:00 pm Eastern Time on Tuesday, February 11, 2020. The dial-in number for the conference call is 1-877-407-9039 (U.S. & Canada) and 1-201-689-8470 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 3.5 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of approximately 140,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: expectation of future market activity; market turnaround with organic demand;  impact of political and economic factors and international trade; our future financial flexibility; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2019.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three Months and Years Ended December 31, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended December 31,				Years Ended December 31,
	2019		2018		2019		2018
Revenue:
Lease rental income - owned fleet		$127,304		$129,723		$517,859		$501,362
Lease rental income - managed fleet		24,251		27,392		101,901		111,342
Lease rental income		151,555		157,115		619,760		612,704

Management fees - non-leasing		1,767		2,250		7,590		8,529

Trading container sales proceeds		20,959		6,887		58,734		19,568
Cost of trading containers sold		(18,965)		(5,583)		(51,336)		(16,118)
Trading container margin		1,994		1,304		7,398		3,450

Gain on sale of owned fleet containers, net		3,134		9,591		21,397		36,071

Operating expenses:
Direct container expense - owned fleet (a)		11,760		12,740		45,831		53,845
Distribution expense to managed fleet container investors		22,323		25,341		93,858		102,992
Depreciation expense (b)		66,129		64,801		260,372		249,500
Container lessee default expense, net (a)		149		6,943		7,867		17,948
Amortization expense		517		502		2,093		3,721
General and administrative expense		9,504		10,652		38,142		44,317
Bad debt (recovery) expense, net		(648)		1,639		2,002		2,697
Gain on insurance recovery and legal settlement		(14,040)		(8,692)		(14,881)		(8,692)
Gain on settlement of pre-existing management agreement		(1,823)		-		(1,823)		-
Total operating expenses		93,871		113,926		433,461		466,328
Income from operations		64,579		56,334		222,684		194,426
Other (expense) income:
Interest expense		(37,486)		(36,589)		(153,185)		(138,427)
Write-off of unamortized deferred debt issuance costs		—		—		—		(881)
Interest income		458		556		2,505		1,709
Realized (loss) gain on derivative instruments, net		(763)		1,287		1,946		5,238
Unrealized gain (loss) on derivative instruments, net		2,873		(8,038)		(15,442)		(5,790)
Other, net		6		1		(4)		—
Net other expense		(34,912)		(42,783)		(164,180)		(138,151)
Income before income tax and noncontrolling interests		29,667		13,551		58,504		56,275
Income tax expense		(478)		(763)		(1,948)		(2,025)
Net income		29,189		12,788		56,556		54,250
Less: Net (income) loss attributable to the noncontrolling interests	(407)		(547)		168		(3,872)
Net income attributable to Textainer Group Holdings Limited common shareholders	$28,782		$12,241		$56,724		$50,378
Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.51		$0.21		$0.99		$0.88
Diluted	$0.50		$0.21		$0.99		$0.88
Weighted average shares outstanding (in thousands):
Basic	56,923		57,363		57,349		57,200
Diluted	57,070		57,511		57,459		57,487
Other comprehensive income (loss):
Change in derivative instruments designated as cash flow hedges		(124)		—		(124)		—
Reclassification of realized gain on derivative instruments designated as cash flow hedges		7		—		7		—
Foreign currency translation adjustments		94		(45)		42		(127)
Comprehensive income		29,166		12,743		56,481		54,123
Comprehensive (income) loss attributable to the noncontrolling interests		(407)		(547)		168		(3,872)
Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$28,759		$12,196		$56,649		$50,251

(a)

Amounts for container write-off and container recovery costs from lessee default for the periods ended December 31, 2018 have been reclassified out of the previously reported line item “container impairment” and “direct container expense – owned fleet”, respectively, and included within “container lessee default expense, net” to conform with the 2019 presentation.

(b)

Amounts to write-down the carrying value of containers held for sale to their estimated fair value less costs to sell for the periods ended December 31, 2018 have been reclassified out of the previously reported line item “container impairment” and included within “depreciation expense” to conform with the 2019 presentation.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2019	2018
Assets
Current assets:
Cash and cash equivalents	$180,552	$137,298
Accounts receivable, net of allowance for doubtful accounts of $6,299 and $5,729, respectively	109,384	134,225
Net investment in direct financing and sales-type leases	40,940	39,270
Container leaseback financing receivable	20,547	-
Trading containers	11,330	40,852
Containers held for sale	41,884	21,874
Prepaid expenses and other current assets	14,816	23,139
Due from affiliates, net	1,880	1,692
Total current assets	421,333	398,350
Restricted cash	97,353	87,630
Containers, net of accumulated depreciation of $1,443,167 and $1,322,221, respectively	4,156,151	4,134,016
Net investment in direct financing and sales-type leases	254,363	127,790
Container leaseback financing receivable	251,111	-
Fixed assets, net of accumulated depreciation of $12,266 and $11,525, respectively	1,128	2,066
Intangible assets, net of accumulated amortization of $45,359 and $43,266, respectively	5,291	7,384
Derivative instruments	135	5,555
Deferred taxes	1,388	2,087
Other assets	14,364	3,891
Total assets	$5,202,617	$4,768,769
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$23,404	$27,297
Container contracts payable	9,394	42,710
Other liabilities	2,636	219
Due to container investors, net	21,978	30,672
Debt, net of unamortized deferred financing costs of $8,120 and $5,738, respectively	213,863	191,689
Total current liabilities	271,275	292,587
Debt, net of unamortized deferred financing costs of $21,446 and $22,248, respectively	3,583,866	3,218,138
Derivative instruments	13,778	3,639
Income tax payable	9,909	9,570
Deferred taxes	7,789	7,039
Other liabilities	30,355	1,805
Total liabilities	3,916,972	3,532,778
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,326,555 shares issued and 56,817,918 shares outstanding at 2019; 58,032,164 shares issued and 57,402,164 shares outstanding at 2018	583	581
Treasury shares, at cost, 1,508,637 shares and 630,000 shares, respectively	(17,746)	(9,149)
Additional paid-in capital	410,595	406,083
Accumulated other comprehensive loss	(511)	(436)
Retained earnings	866,458	809,734
Total Textainer Group Holdings Limited shareholders’ equity	1,259,379	1,206,813
Noncontrolling interests	26,266	29,178
Total equity	1,285,645	1,235,991
Total liabilities and equity	$5,202,617	$4,768,769

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Years Ended December 31, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2019	2018
Cash flows from operating activities:
Net income	$56,556	$54,250
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense (a)	260,372	249,500
Container write-down from lessee default, net (b)	7,179	12,980
Bad debt expense, net	2,002	2,697
Unrealized loss on derivative instruments, net	15,442	5,790
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	7,953	9,531
Amortization of intangible assets	2,093	3,721
Gain on sale of owned fleet containers, net	(21,397)	(36,071)
Gain on insurance recovery and legal settlement	—	(8,692)
Gain on settlement of pre-existing management agreement	(1,823)	—
Share-based compensation expense	4,388	7,355
Changes in operating assets and liabilities	95,780	15,058
Total adjustments	371,989	261,869
Net cash provided by operating activities	428,545	316,119
Cash flows from investing activities:
Purchase of containers and fixed assets	(466,993)	(854,383)
Payment for TW Container Leasing, Ltd. capital restructuring	—	(29,658)
Payment for Leased Assets Pool Company Limited, net of cash acquired	(171,841)	—
Payments on container leaseback financing receivable	(281,445)	—
Receipt of principal payments on container leaseback financing receivable	7,745	—
Proceeds from sale of containers and fixed assets	150,742	147,254
Net cash used in investing activities	(761,792)	(736,787)
Cash flows from financing activities:
Proceeds from debt	1,439,223	2,029,025
Principal payments on debt	(1,049,857)	(1,608,753)
Proceeds from container leaseback financing liability, net	17,448	—
Purchase of treasury shares	(8,597)	—
Debt issuance costs	(9,417)	(10,252)
Dividends paid to noncontrolling interest	(2,744)	(1,996)
Issuance of common shares upon exercise of share options	126	130
Net cash provided by financing activities	386,182	408,154
Effect of exchange rate changes	42	(127)
Net increase (decrease) in cash, cash equivalents and restricted cash	52,977	(12,641)
Cash, cash equivalents and restricted cash, beginning of the year	224,928	237,569
Cash, cash equivalents and restricted cash, end of the year	$277,905	$224,928

(a)

Amount to write-down the carrying value of containers held for sale to their estimated fair value less costs to sell for the year ended December 31, 2018 has been reclassified out of the previously reported line item “container impairment” and included within “depreciation expense” to conform with the 2019 presentation.

(b)

Amounts for container write-off and container recovery costs from lessee default for the year ended 31, 2018 has been reclassified out of the previously reported line item “container impairment” and “direct container expense – owned fleet” and included within “container lessee default expense, net” to conform with the 2019 presentation.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months and Years Ended December 31, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following is a reconciliation of certain U.S. generally accepted accounting principles (“GAAP”) measures to non-GAAP financial measures (such items listed in (a) to (c) below and defined as “Non-GAAP Measures”) for the three months and years ended December 31, 2019 and 2018, including:

(a)

net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, write-off of unamortized deferred debt issuance costs, realized loss (gain) on derivative instruments, net, unrealized (gain) loss on derivative instruments, net, costs associated with departing senior executives, gain on insurance recovery and legal settlement, gain on settlement of pre-existing management agreement, income tax expense, net income attributable to the noncontrolling interests (“NCI”), depreciation expense, container write-off from lessee default, amortization expense and the related impact of reconciling items on net income attributable to the NCI);

(b)

net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized deferred debt issuance costs, unrealized (gain) loss on derivative instruments, net, costs associated with departing senior executives, gain on insurance recovery and legal settlement, gain on settlement of pre-existing management agreement, the related impact of reconciling items on income tax expense and net income attributable to the NCI); and

(c)

net income attributable to Textainer Group Holdings Limited common shareholders to headline earnings (defined as net income attributable to Textainer Group Holdings Limited common shareholders before the container impairment to write down the carrying value of containers held for sale to their estimated fair value less costs to sell and for container write-off from lessee default, costs associated with departing senior executives, gain on insurance recovery and legal settlement, gain on settlement of pre-existing management agreement, the related impact of reconciling items on income tax expense and net income attributable to the NCI). Headline earnings and headline earnings per basic and dilute common share is calculated from net income which has been determined based on GAAP.

The inclusion of headline earnings in this press release is a requirement of our listing on the JSE.

Non-GAAP Measures are not financial measures calculated in accordance with GAAP and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its derivative instruments until maturity and over the life of a derivative instrument the unrealized (gain) loss will net to zero. Non-GAAP measures are not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized (gain) loss on derivative instruments, net, is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•

Although depreciation expense and container impairment are a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended		Years Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$28,782	$12,241	$56,724	$50,378
Adjustments:
Write-off of unamortized deferred debt issuance costs	—	—	—	881
Unrealized (gain) loss on derivative instruments, net	(2,873)	8,038	15,442	5,790
Costs associated with departing senior executives	—	—	—	2,368
Gain on insurance recovery and legal settlement	(14,040)	(8,692)	(14,881)	(8,692)
Gain on settlement of pre-existing management agreement	(1,823)	—	(1,823)	—
Impact of reconciling items on income tax expense (benefit)	551	6	378	(478)
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	380	324	(465)	1,224
Adjusted net income	$10,977	$11,917	$55,375	$51,471

Adjusted net income per diluted common share	$0.19	$0.21	$0.96	$0.90

	Three Months Ended		Years Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$28,782	$12,241	$56,724	$50,378
Adjustments:
Interest income	(458)	(556)	(2,505)	(1,709)
Interest expense	37,486	36,589	153,185	138,427
Write-off of unamortized deferred debt issuance costs	—	—	—	881
Realized loss (gain) on derivative instruments, net	763	(1,287)	(1,946)	(5,238)
Unrealized (gain) loss on derivative instruments, net	(2,873)	8,038	15,442	5,790
Costs associated with departing senior executives	—	—	—	2,368
Gain on insurance recovery and legal settlement	(14,040)	(8,692)	(14,881)	(8,692)
Gain on settlement of pre-existing management agreement	(1,823)	—	(1,823)	—
Income tax expense	478	763	1,948	2,025
Net income (loss) attributable to the noncontrolling interests	407	547	(168)	3,872
Depreciation expense	66,129	64,801	260,372	249,500
Container write-off from lessee default, net	25	4,554	7,179	12,980
Amortization expense	517	502	2,093	3,721
Impact of reconciling items on net income (loss) attributable to the noncontrolling interests	(2,206)	(2,500)	(11,305)	(11,213)
Adjusted EBITDA	$113,187	$115,000	$464,315	$443,090

	Three Months Ended		Years Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of headline earnings:
Net income attributable to Textainer Group Holdings Limited common shareholders	$28,782	$12,241	$56,724	$50,378
Adjustments:
Container impairment	4,348	8,221	21,417	26,775
Costs associated with departing senior executives	—	—	—	2,368
Gain on insurance recovery and legal settlement	(14,040)	(8,692)	(14,881)	(8,692)
Gain on settlement of pre-existing management agreement	(1,823)	—	(1,823)	—
Impact of reconciling items on income tax expense	477	5	319	(670)
Impact of reconciling items attributable to the noncontrolling interests	100	682	(363)	112
Headline earnings	$17,844	$12,457	$61,393	$70,271

Headline earnings per basic common share	$0.31	$0.22	$1.07	$1.23
Headline earnings per diluted common share	$0.31	$0.22	$1.07	$1.22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2020

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer